Company

Salomon Brothers UK Equity Ltd

TIDM

TTP

Headline

Rule 8 - (Oxford Glycoscienc)

Released

11:06 27 Jan 2003

Number

6442G


FORM 8.3
Lodge with Company Announcements Office (which will publicise and copy to the Panel). Use separate form for each class of securities in which dealings have been made.
Date of disclosure: 27 January 2003
DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS
Date of dealing: 24 January 2003
Dealing in: Oxford Glycosciences Plc
(1) Class of securities. Ordinary shares:
(2) Amount bought
Amount sold
Price per unit GBP
100000

1.8400
15000

1.8200
25000

1.8200
(3) Resultant total of the same class owned or controlled (and percentage of class): 647,988 (1.17%)
(4) Party making disclosure: Salomon Brothers UK Equity Limited
(5) EITHER (a) Name of purchaser/Vendor (Note 1): as above
OR (b) If dealing for discretionary client(s), name of fund management organisation: N/A
(6) Reason for disclosure Passed 1% threshold
(a) associate of (i) offeror (Note 3) No
(ii) offeree company No
Specify which category or categories of associates (1-8 overleaf): (2)
If category (8), explain ................................................
...N/A....................................................................
...............
(b) Rule 8.3 (i.e. disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES
Signed, for and on behalf of the party named in (4) above .................
.........................
(Also print name of signatory) Ben Cheetham
Telephone and extension number 020 7508 3554
Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, e.g. where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so state all reasons.
Note 3. Specify which offeror if there is more than one.
Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror of or the offeree company in relation to the relevant securities, details of such an arrangement must be disclosed, as requires by Note 6 on Rule 8.
For full details of the disclosure requirements, see Rule 8 of the Code.
If in doubt, contact the Panel on Takeovers and Mergers, Tel 020 7382 9026
END